EXHIBIT 16.1

September 14, 2016

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100F Street Northeast

Washington, DC 20549-2000

RE: JD International Limited

File No. 33-56574

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K dated September 14, 2016 of JD International Limited and are in agreement with the statements contained therein as it pertains to our firm. We have no basis to agree or disagree with any other statements of the Registrant contained in Item 4.01.

We have also been furnished with a copy of the response to Item 4.02 of Form 8-K for the event that occurred on August 12, 2016, to be filed by our client, JD International Limited. We agree with the statements made in response to that item insofar as they relate to our Firm.

Sincerely,

TAAD, LLP